Exhibit 4.6.2

CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF DESIGNATIONS, PREFERENCES
AND RIGHTS OF 16% SENIOR REDEEMABLE EXCHANGEABLE
PREFERRED STOCK DUE 2009
(NOW DESIGNATED AS SENIOR REDEEMABLE EXCHANGEABLE
PREFERRED STOCK DUE 2008)

of

DECRANE AIRCRAFT HOLDINGS, INC.

Pursuant to Section 242 of the General Corporation Law
of the State of Delaware

DeCrane Aircraft Holdings, Inc., a Delaware corporation (the “Corporation”), hereby certifies as follows:

A.                                   The undersigned, R. Jack DeCrane, is the duly elected Chief Executive Officer of the Corporation.

B.                                     Pursuant to Article Fourth of the Corporation’s Certificate of Incorporation, as amended (the “Certificate of Incorporation”), the Board of Directors of the Corporation (the “Board”) is authorized to fix the powers, designations, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions (collectively, “Rights and Preferences”), of a series of the Corporation’s 700,000 shares of preferred stock, $0.01 par value per share (the “Preferred Stock”).

C.                                     Pursuant to a Certificate of Designations, Preferences and Rights of 16% Senior Redeemable Exchangeable Preferred Stock Due 2009, as amended by the filing of that certain Certificate of Amendment to the Certificate of Designations, Preferences and Rights of 16% Senior Redeemable Exchangeable Preferred Stock Due 2009 (the “Senior Preferred Stock Certificate of Designations”), the Board fixed the Rights and Preferences of the Corporation’s 16% Senior Redeemable Exchangeable Preferred Stock Due 2009.

D.                                    The Board, in accordance with the provisions of Section 141(f) and Section 242 of the General Corporation Law of the State of Delaware, has (a) declared advisable that the Senior Preferred Stock Certificate of Designations be amended and restated as set forth in this Certificate of Amendment to Certificate of Designations (the “Certificate of Amendment”), (b) recommended that the Certificate of Amendment be approved and adopted by the Corporation’s stockholders, including the holders of the

Corporation’s 16% Senior Redeemable Exchangeable Preferred Stock Due 2009, and (c) submitted the Certificate of Amendment to such stockholders for approval and adoption.

E.                                      The Corporation’s stockholders have duly approved and adopted this Certificate of Amendment in accordance with the provisions of Section 228 and Section 242 of the General Corporation Law of the State of Delaware, to amend and restate the provisions of the Senior Preferred Stock Certificate of Designations as set forth herein.

F.                                      Pursuant to the foregoing resolutions of the Board and the Corporation’s stockholders, in accordance with Sections 103 and 242 of the General Corporation Law of the State of Delaware, the Corporation hereby amends and restates the Senior Preferred Stock Certificate of Designations in its entirety, with the effect that, effective immediately upon the filing of this Certificate of Amendment with the Secretary of State of Delaware, each outstanding share of 16% Senior Redeemable Exchangeable Preferred Stock Due 2009 of the Corporation shall have the powers, designations, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions, of a share of Senior Redeemable Exchangeable Preferred Stock Due 2008 as set forth below:

1.                                          Number and Designation.  700,000 shares of the Preferred Stock of the Corporation shall be designated as Senior Redeemable Exchangeable Preferred Stock Due 2008 (the “Senior Preferred Stock”).

2.                                          Rank.  The Senior Preferred Stock shall, with respect to dividend rights, if any, and rights on liquidation, dissolution and winding up, rank prior to all classes of or series of common stock of the Corporation, including the Corporation’s common stock, par value $0.01 per share (“Common Stock”), and each other future class of capital stock of the Corporation, the terms of which provide that such class shall rank junior to the Senior Preferred Stock or the terms of which do not specify any rank relative to the Senior Preferred Stock.  All equity securities of the Corporation to which the Senior Preferred Stock ranks prior (whether with respect to dividends or upon liquidation, dissolution, winding up or otherwise), including the Common Stock, are collectively referred to herein as the “Junior Securities.”  All equity securities of the Corporation with which the Senior Preferred Stock ranks on a parity (whether with respect to dividends or upon liquidation, dissolution, winding up or otherwise) are collectively referred to herein as the “Parity Securities.”  The respective definitions of Junior Securities and Parity Securities shall also include any rights or options exercisable for or convertible into any of the Junior Securities and Parity Securities, as the case may be (other than convertible debt securities).  The Senior Preferred Stock shall be subject to the creation of Junior Securities and Parity Securities.

3.                                          Dividends.  (a) Dividends on each share of Senior Preferred Stock shall accrue from and after July 23, 2004 (the “Amendment Date”), but shall not be payable (except to the extent accrued dividends increase the Liquidation Value (as defined below) payable hereunder), for each period beginning on the day after each Quarterly Date (as defined below) (or, in the case of the Quarterly Period (as defined below) ending on

September 30, 2004, beginning on the Amendment Date and ending on the next Quarterly Date at a rate equal to:

(A) except as provided in clause (C) below, 0% per annum if the Consolidated EBITDA Ratio (as defined below) as of the Quarterly Date immediately prior to the beginning of such period is greater than or equal to 6.0;

(B) except as provided in clause (C) below, 4% per annum (computed on the basis of a 360 day year) of the Liquidation Value if the Consolidated EBITDA Ratio (as defined below) as of the Quarterly Date immediately prior to the beginning of such period is less than 6.0 but greater than or equal to 5.0;

(C) 16% per annum (computed on the basis of a 360 day year) of the Liquidation Value (i) if the Consolidated EBITDA Ratio as of such first Quarterly Date is less than 5.0 or (ii) if and for so long as a Triggering Event shall have occurred and be continuing.

Such 0%, 4% or 16% rate, as applicable, is referred to herein as the “Dividend Rate”.  If the Corporation is unable or shall fail to discharge its obligation to redeem all outstanding shares of Senior Preferred Stock pursuant to Section 5(b) or 5(c) hereof (including by operation of the proviso to Section 5(b)) (each, a “Mandatory Redemption Obligation”), the Dividend Rate shall increase by .25 percent per quarter (each, a “Default Dividend”) for each quarter or portion thereof following the date on which such redemption was required to be made until cured; provided that the aggregate increase shall not exceed 5%.  Such dividends, if any, shall accrue in the manner set forth above quarterly from and after the Amendment Date on March 31, June 30, September 30 and December 31 of each year (unless such day is not a business day, in which event on the next succeeding business day) (each of such dates being a “Quarterly Date” and each such quarterly period being a “Quarterly Period”).  Such dividends shall be cumulative from the date of issue, whether or not in any Quarterly Period or Periods there shall be funds of the Corporation legally available for the payment of such dividends.

As used herein, (i) “Consolidated EBITDA Ratio” means, on any Quarterly Date, the ratio of (a) Consolidated Total Debt plus the aggregate Liquidation Value of all outstanding shares of Senior Preferred Stock as of such Quarterly Date to (b) Consolidated Cash Flow (as defined in the Indenture referenced below) for the four consecutive Quarterly Periods ending on such Quarterly Date; (ii) “Consolidated Total Debt” means, as at any date of determination, the total amount of Indebtedness (as defined in the Indenture) of the Corporation and its Restricted Subsidiaries (as defined in the Indenture), determined on a consolidated basis in accordance with generally accepted accounting principles; (iii) “Consolidated Cash Flow” has the meaning set forth in the Indenture; (iv) “Indenture” means the Indenture dated as of July 23, 2004 among the Corporation, as issuer, each of the guarantors party thereto and U.S. Bank National Association, as trustee, as in effect on the Amendment Date); and (v) “Triggering Event” means any of the following events:  (i) the Corporation is unable or shall fail to discharge any Mandatory Redemption Obligation (including by operation of the proviso to Section 5(b)); (ii) the Corporation shall fail to comply with its obligations under Sections 3(c), 3(d), 8(c), 9, 10, 11 or 12 hereof; (iii) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that either (A) any “person” or “group” (as such terms are used in Section 13(d) of the Exchange Act), other than the Principals (as defined in the Indenture) and their Related Parties (as defined in the Indenture), becomes the “beneficial owner” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly through one or more intermediaries, of 20% or more of the outstanding common stock of the Corporation or (B) the beneficial ownership of the Principals and their Related Parties immediately following the effective date of such transaction of securities of the Corporation represents less than 80% of the percentage beneficial ownership of the Principals and their Related Parties of the outstanding common stock of the Corporation on the Amendment Date; or (iv) the consummation of an Initial Public Offering (as defined in the Investors’ Agreement (as defined below) as such agreement is in effect on the Amendment Date) by DeCrane Holdings.

(b)         Holders of shares of Senior Preferred Stock shall not be entitled to any dividends, whether payable in cash, property or stock, in excess of the cumulative dividends, as herein provided, on the Senior Preferred Stock.  Except as provided in this Section 3, no interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Senior Preferred Stock that accrue.

(c)          So long as any shares of the Senior Preferred Stock are outstanding, no dividends shall be declared or paid or set apart for payment on Parity Securities for any period.

(d)         (i)  So long as any shares of the Senior Preferred Stock are outstanding, no dividends (other than dividends or distributions paid in shares of, or options, warrants or rights to subscribe for or purchase Shares of, Junior Securities) shall be declared or paid or set apart for payment or other distribution declared or made upon Junior Securities, nor shall any Junior Securities be redeemed, purchased or otherwise acquired (all such dividends, distributions, redemptions or purchases being hereinafter referred to as a “Junior Securities Distribution”) for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Corporation, directly or indirectly (except by conversion into or exchange for Junior Securities).

(ii)                                  Section 3(d)(i) will not prohibit:

(A)                the repurchase, redemption or other acquisition or retirement for value of any capital stock and all warrants or other rights to acquire capital stock (collectively, “Equity Interests”) of the Corporation or DeCrane Holdings Co. (“Holdings”) held by any member of the Corporation’s or Holdings’ or any of the Corporation’s subsidiaries’ management pursuant to any management equity subscription agreement or stock option agreement and any dividend to Holdings to fund any such repurchase, redemption, acquisition or retirement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed:

(x)                                   $2.0 million in the aggregate; plus

(y)                                 the aggregate cash proceeds received by the Corporation since the Amendment Date from any issuance of Junior Securities by the Corporation or capital stock by Holdings to members of management of the Corporation and its subsidiaries;

(B)                  the payment of dividends or the making of loans or advances by the Corporation to Holdings not to exceed $3.0 million in any fiscal year for costs and expenses incurred by Holdings in its capacity as a holding company or for services rendered by Holdings on behalf of the Corporation;

(C)                  payments or distributions to Holdings pursuant to any tax sharing agreement or arrangement between the Corporation and Holdings, as the same may be amended from time to time; provided that in no event shall the amount permitted to be paid pursuant to all such agreements and/or arrangements exceed the amount the Corporation would be required to pay for income taxes were it to file a consolidated tax return for itself and its consolidated subsidiaries as if it were a corporation that was a parent of a consolidated group; and

(D)                 the redemption, repurchase, retirement, defeasance or other acquisition of any Equity Interests of the Corporation in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a subsidiary of the Corporation) of, other Equity Interests of the Corporation (other than any Disqualified Stock).

4.                                         Liquidation Preference.  (a) In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, before any payment or distribution of the assets of the Corporation (whether capital or surplus) shall be made to or set apart for the holders of Junior Securities, each holder of a share of Senior Preferred Stock shall be entitled to receive an amount equal to the Liquidation Value of such share.  “Liquidation Value” on any date means, with respect to any share of Senior Preferred Stock, the sum of (1) $189.21 per share and (2) all dividends, if any, accrued but unpaid on such share from and after the Amendment Date to such date in accordance with Section 3.  Except as provided in the preceding sentences, holders of shares of Senior Preferred Stock shall not be entitled to any distribution in the event of liquidation, dissolution or winding up of the affairs of the Corporation.  If, upon any liquidation, dissolution or winding up of the Corporation, the assets of the Corporation, or proceeds thereof, distributable among the holders of the shares of Senior Preferred Stock shall be insufficient to pay in full the preferential amount aforesaid and liquidating payments on any Parity Securities, then such assets, or the proceeds thereof, shall be distributed among the holders of shares of Senior Preferred Stock and any such other Parity Securities ratably in accordance with the respective amounts that would be payable on such shares of Senior Preferred Stock and any such other stock if all amounts payable thereon were paid in full.  For the purposes of this Section 4, (i) a consolidation or merger of the Corporation with one or more corporations, or (ii) a sale or transfer of all or substantially all of the Corporation’s assets, shall not be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary, of the Corporation.

(b)                                 Subject to the rights of the holders of any Parity Securities, after payment shall have been made in full to the holders of the Senior Preferred Stock, as provided in this Section 4, any other series or class or classes of Junior Securities shall, subject to the respective terms and provisions (if any) applying thereto, be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Senior Preferred Stock shall not be entitled to share therein.

5.                                         Redemption.

(a)                                  Redemption at the Option of the Corporation.  At any time, to the extent the Corporation shall have funds legally available for such payment, the Corporation may, at its option, redeem shares of Senior Preferred Stock, at any time in whole but not in part, at redemption prices per share in cash set forth in the table below:

Year Beginning July 1,	Percentage of Liquidation Value on Date of Redemption
Prior to 2005	116%
2005	108%
2006	106%
2007	104%
2008	102%

(b)                                 Redemption in the Event of a Change of Control.  In the event of a Change of Control, the Corporation shall, to the extent it shall have funds legally available for such payment, offer to redeem all of the shares of Senior Preferred Stock then outstanding, and shall redeem the shares of Senior Preferred Stock of any holder of such shares that shall consent to such redemption, upon a date no later that 30 days following the Change of Control, at a redemption price per share equal to 101% of Liquidation Value; provided that the Corporation shall not repurchase any Senior Preferred Stock pursuant to this Section 5(b) to the extent that such repurchase is prohibited by Section 4.07 of the Indenture or Section 4.07 of the Indenture dated as of October 15, 1998 by and among the Corporation, the guarantors party thereto and State Street Bank and Trust Company, as trustee, as in effect on the date hereof, but notwithstanding such prohibition, any such failure to repurchase any Senior Preferred Stock shall constitute a Triggering Event as defined in Section 3 hereof for so long as such failure shall continue.

“Change of Control” means the occurrence of any of the following:  (a) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Corporation and its subsidiaries, taken as a whole, to any “person” or “group” (as such terms are used in Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), other than the Principals and their Related Parties; (b) the adoption of a plan for the liquidation or dissolution of the Corporation; (c) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” or “group” (as such terms are used in Section 13(d) of the Exchange Act), other than the Principals and their Related Parties, becomes the “beneficial owner” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly through one or more intermediaries, of 50% or more of the voting power of the outstanding voting stock of the Corporation; or (d) the first day on which a majority of the members of the board of directors of the Corporation are not Continuing Members.

“Continuing Members” means, as of any date of determination, any member of the board of directors of the Corporation who (a) was a member of such board of directors immediately after consummation of the acquisition of the Corporation by the Principals and their Related Parties in August 1998 or (b) was nominated for election or elected to such board of directors with the approval of, or whose election to the board of directors was ratified by, at least a majority of the Continuing Members who were members of such board of directors at the time of such nomination or election or any successor Continuing Members appointed by such Continuing Members (or their successors).

(c)                                  Mandatory Redemption.  To the extent the Corporation shall have funds legally available for such payment, on December 31, 2008, if any shares of the Senior Preferred Stock shall be outstanding, the Corporation shall redeem all outstanding shares of the Senior Preferred Stock, at a redemption price equal to the aggregate Liquidation Value, in cash, to the date of redemption, without interest.

(d)                                 Status of Redeemed Shares.  Shares of Senior Preferred Stock which have been issued and reacquired in any manner, including shares purchased or redeemed, shall (upon compliance with any applicable provisions of the laws of the State of Delaware) have the status of authorized and unissued shares of the Preferred Stock undesignated as to series and may be redesignated and reissued as part of any series of the Preferred Stock; provided that no such issued and reacquired shares of Senior Preferred Stock shall be reissued or sold as Senior Preferred Stock.

(e)                                  Failure to Redeem.  If the Corporation is unable or shall fail to discharge its Mandatory Redemption Obligation, the Corporation shall use commercially reasonable efforts to obtain financing for such purpose and such Mandatory Redemption Obligation shall be discharged as soon as the Corporation is able to discharge such Mandatory Redemption Obligation.  If and so long as any Mandatory Redemption Obligation with respect to the Senior Preferred Stock shall not be fully discharged, the

Corporation shall not (i) directly or indirectly, redeem, purchase, or otherwise acquire any Parity Security or discharge any mandatory or optional redemption, sinking fund or other similar obligation in respect of any Parity Securities (except in connection with a redemption, sinking fund or other similar obligation to be satisfied pro rata with the Senior Preferred Stock) or (ii) notwithstanding Section 3(d), declare or make any Junior Securities Distribution (except as permitted by Section 3(d)(ii)(C)), or, directly or indirectly, discharge any mandatory or optional redemption, sinking fund or other similar obligation in respect of the Junior Securities.

(f)                                    All redemptions of Senior Preferred Stock shall be made on a pro rata basis.

6.                                         Procedure for Redemption.  (a) In the event the Corporation shall redeem shares of Senior Preferred Stock pursuant to Section 5(a) or 5(c), notice of such redemption shall be given by first class mail, postage prepaid, mailed not less than 10 days nor more than 20 days prior to the redemption date, to each holder of record of the shares to be redeemed at such holder’s address as the same appears on the stock register of the Corporation; provided that neither the failure to give such notice nor any defect therein shall affect the validity of the giving of notice for the redemption of any share of Senior Preferred Stock to be redeemed except as to the holder to whom the Corporation has failed to give said notice or except as to the holder whose notice was defective.  Each such notice shall state: (i) the redemption date; (ii) the number of shares of Senior Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such shares are to be surrendered for payment of the redemption price; and (v) that dividends, if any, on the shares to be redeemed will cease to accrue on such redemption date.

(b)                                 In the case of any redemption pursuant to Sections 5(a) or 5(c) hereof, notice having been mailed as provided in Section 6(a) hereof, from and after the redemption date (unless default shall be made by the Corporation in providing money for the payment of the redemption price of the shares called for redemption), dividends, if any, on the shares of Senior Preferred Stock so called for redemption shall cease to accrue, and all rights of the holders thereof as stockholders of the Corporation (except the right to receive from the Corporation the redemption price) shall cease.  Upon surrender in accordance with said notice of the certificates for any shares so redeemed (properly endorsed or assigned for transfer, if the Board of Directors of the Corporation shall so require and the notice shall so state), such share shall be redeemed by the Corporation at the redemption price aforesaid.  In case fewer than all the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without cost to the holder thereof.

(c)                                  In the case of a redemption pursuant to Section 5(b) hereof, notice of such redemption shall be given by first class mail, postage prepaid, mailed not more than 20 days following the occurrence of the Change of Control and not less than 10 days prior to the redemption date, to each holder of record of the shares to be redeemed at such holder’s address as the same appears on the stock register of the Corporation; provided that neither the failure to give such notice nor any defect therein shall affect the validity of the giving of notice for the redemption of any share of Senior Preferred Stock to be redeemed except as to the holder to whom the Corporation has failed to give said notice or except as to the holder whose notice was defective.  Each such notice shall state: (i) that a Change of Control has occurred; (ii) the redemption date; (iii) the redemption price; (iv) that such holder may elect to cause the Corporation to redeem all or any of the shares of Senior Preferred Stock held by such holder; (v) the place or places where certificates for such shares are to be surrendered for payment of the redemption price; and (vi) that dividends, if any, on the shares the holder elects to cause the Corporation to redeem will cease to accrue on such redemption date.

Upon receipt of such notice, the holder shall, within 5 business days of receipt thereof, return such notice to the Corporation indicating the number of shares of Senior Preferred Stock such holder shall elect to cause the Corporation to redeem, if any.

(d)                                 In the case of a redemption pursuant to Section 5(b) hereof, notice having been mailed as provided in Section 6(c) hereof, from and after the redemption date (unless default shall be made by the Corporation in providing money for the payment of the redemption price of the shares called for redemption), dividends, if any, on such shares of Senior Preferred Stock as the holder elects to cause the Corporation to redeem shall cease to accrue, and all rights of the holders thereof as stockholders of the Corporation (except the right to receive from the Corporation the redemption price) shall cease.  Upon surrender in accordance with said notice of the certificates for any shares so redeemed (properly endorsed or assigned for transfer, if the Board of Directors of the Corporation shall so require and the notice shall so state), such share shall be redeemed by the Corporation at the redemption price aforesaid.  In case fewer than all the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without cost to the holder thereof.

7.                                    Exchange.  (a) Subject to the provisions of this Section 7, the Corporation may, at its option, at any time and from time to time on any Quarterly Date, exchange, to the extent it is legally permitted to do so, all, but not less than all, outstanding shares (and fractional shares) of Senior Preferred Stock for Exchange Debentures; provided that (i) no event of default under the indenture (as defined in such indenture) governing the Exchange Debentures shall have occurred and be continuing; (ii) no shares of Senior Preferred Stock are held on such date by the DLJIP Entities (as defined in the Investors’ Agreement), or any of their Affiliates, or any of their Permitted Transferees and (iii) such exchange is permitted by the terms of all debt instruments to which the Corporation is subject.  The principal amount of Exchange Debentures deliverable upon exchange of a share of Senior Preferred Stock, adjusted as hereinafter provided, shall be determined in accordance with the Exchange Ratio (as defined below).

In no event shall the Corporation issue Exchange Debentures in denominations other than $1,000 or in an integral multiple thereof.  Cash will be paid in lieu of any such fraction of an Exchange Debenture which would otherwise have been issued (which shall be determined with respect to the aggregate principal amount of Exchange Debentures to be issued to a holder upon any such exchange).  Interest will accrue on the Exchange Debentures from the date of exchange.

Prior to effecting any exchange hereunder, the Corporation shall appoint a trustee to serve in the capacity contemplated by an indenture between the Corporation and such trustee, containing customary terms and conditions.

The Exchange Ratio shall be, as of any Quarterly Date, $1.00 (or fraction thereof) of principal amount of Exchange Debenture for each $1.00 of Liquidation Value per share of Senior Preferred Stock held by a holder on the applicable exchange date.

“Affiliates” shall have the meaning ascribed to such term in the Investors’ Agreement.

“Exchange Debentures” means Junior Subordinated Exchange Debentures due 2008 of the Corporation, accruing interest at the rates established for dividends as provided herein but providing that such interest shall not be payable in cash until the maturity date on December 31, 2008, to be issued pursuant to an indenture between the Corporation and a trustee, containing customary terms and conditions approved by the Board of Directors (which terms shall be substantially the same as in the Indenture but shall provide that the Corporation shall not repurchase any Exchange Debentures pursuant to the asset sale or change of control provisions thereof in violation of Section 4.07 of the Indenture and which shall be subordinated to all existing indebtedness except indebtedness expressly made pari passu to the Exchange Debentures).

“Investors’ Agreement” means the Amended and Restated Investors’ Agreement dated as of October 6, 2000 among DeCrane Holdings Co., DeCrane Aircraft Holdings, Inc., DLJ Merchant Banking Partners II, L.P., DLJ Merchant Banking Partners II-A, L.P., DLJ Offshore Partners II, C.V.,  DLJ Diversified Partners, L.P., DLJ Diversified Partners-A, L.P., DLJ Millennium Partners, L.P., DLJ Millennium Partners-A, L.P., DLJMB Funding II, Inc., UK Investment Plan 1997 Partners, DLJ EAB Partners, L.P., DLJ First ESC L.P., DLJ ESC II L.P., DLJ Investment Partners, L.P., DLJ Investment Partners II, L.P., DLJ Investment Funding II, Inc. and certain other stockholders named therein, as the same may be amended from time to time.

“Permitted Transferees” shall have the meaning ascribed to such term in the Investors’ Agreement.

(b)                                 Procedure for Exchange.  (i) In the event the Corporation shall exchange shares of Senior Preferred Stock, notice of such exchange shall be given by first class mail, postage prepaid, mailed not less than 30 days nor more than 60 days prior to the exchange date, to each holder of record of the shares to be exchanged at such holder’s address as the same appears on the stock register of the Corporation; provided that neither the failure to give such notice nor any defect therein shall affect the validity of the giving of notice for the exchange of any share of Senior Preferred Stock to be exchanged except as to the holder to whom the Corporation has failed to give said notice or except as to the holder whose notice was defective.

Each such notice shall state:  (A) the exchange date; (B) the number of shares of Senior Preferred Stock to be exchanged; (C) the Exchange Ratio; (D) the place or places where certificates for such shares are to be exchanged for notes evidencing the Exchange Debentures to be received by the exchanging holder; and (E) that dividends, if any, on the shares to be exchanged will cease to accrue on such exchange date.

(ii)                                  Prior to giving notice of intention to exchange, the Corporation shall execute and deliver with a bank or trust company selected by the Corporation an indenture containing customary terms and conditions.  The Corporation will cause the Exchange Debentures to be authenticated on the Quarterly Date on which the exchange is effective, and will pay interest on the Exchange Debentures at the rate and on the dates specified in such indenture from the exchange date.

The Corporation will not give notice of its intention to exchange under Section 7(b)(i) hereof unless it shall file at the place or places (including a place in the Borough of Manhattan, The City of New York) maintained for such purpose an opinion of counsel (who may be an employee of the Corporation) to the effect that (i) the indenture has been duly authorized, executed and delivered by the Corporation, has been duly qualified under the Trust Indenture Act of 1939 (or that such qualification is not necessary) and constitutes a valid and binding instrument enforceable against the Corporation in accordance with its terms (subject, as to enforcement, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles, and subject to such other qualifications as are then customarily contained in opinions of counsel experienced in such matters), (ii) the Exchange Debentures have been duly authorized and, when executed and authenticated in accordance with the provisions of the indenture and delivered in exchange for the shares of Senior Preferred Stock, will constitute valid and binding obligations of the Corporation entitled to the benefits of the indenture (subject as aforesaid), (iii) neither the execution nor delivery of the indenture or the Exchange Debentures nor compliance with the terms, conditions or provisions of such instruments will result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust or agreement or instrument, known to such counsel, to which the Corporation or any of its subsidiaries is a party or by which it or any of them is bound, or any decree, judgment, order, rule or regulation, known to such counsel, of any court or governmental agency or body having jurisdiction over the Corporation and such subsidiaries or any of their properties, (iv) the Exchange Debentures have been duly registered for such exchange with the Securities and Exchange Commission under a registration statement that has become effective under the Securities Act of 1933 (the “Act”) or that the exchange of the Exchange Debentures for the shares of Senior Preferred Stock is exempt from registration under the Act, and

(v) the Corporation has sufficient legally available funds for such exchange such that such exchange is permitted under applicable law.

(iii)                               Notice having been mailed as aforesaid, from and after the exchange date (unless default shall be made by the Corporation in issuing Exchange Debentures in exchange for the shares called for exchange), dividends, if any, on the shares of Senior Preferred Stock so called for exchange shall cease to accrue, and all rights of the holders thereof as stockholders of the Corporation (except the right to receive from the Corporation the Exchange Debentures and any rights such holder, upon the exchange, may have as a holder of the Exchange Debenture) shall cease.  Upon surrender in accordance with said notice of the certificates for any shares so exchanged (properly endorsed or assigned for transfer, if the Board of Directors of the Corporation shall so require and the notice shall so state), such share shall be exchanged by the Corporation for the Exchange Debentures at the Exchange Ratio.  In case fewer than all the shares represented by any such certificate are exchanged, a new certificate shall be issued representing the unexchanged shares without cost to the holder thereof.

(iv)                              Each exchange shall be deemed to have been effected immediately after the close of business on the relevant Quarterly Date, and the person in whose name or names any Exchange Debentures shall be issuable upon such exchange shall be deemed to have become the holder of record of the Exchange Debentures represented thereby at such time on such Quarterly Date.

(v)                                 Prior to the delivery of any securities which the Corporation shall be obligated to deliver upon exchange of the Senior Preferred Stock, the Corporation shall comply with all applicable federal and state laws and regulations which require action to be taken by the Corporation.

(c)                                  The Corporation will pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of notes evidencing Exchange Debentures on exchange of the Senior Preferred Stock pursuant hereto; provided that the Corporation shall not be required to pay any tax which may be payable in respect of any transfer involved in the issue or delivery of Exchange Debentures in a name other than that of the holder of the Senior Preferred Stock to be exchanged and no such issue or delivery shall be made unless and until the person requesting such issue or delivery has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

8.                                       Voting Rights.  (a) The holders of record of shares of Senior Preferred Stock shall not be entitled to any voting rights except as hereinafter provided in this Section 8 or as otherwise provided by law.

(b)                                 If and whenever (i) for any reason (including the reason that funds are not legally available for a redemption), the Corporation shall have failed to discharge any Mandatory Redemption Obligation (including a redemption in the Event of a Change of

Control pursuant to Section 5(b) hereof), (ii) the Corporation shall have failed to provide the notice required by Section 6(c) hereof within the time period specified in such section or (iii) the Corporation shall have failed to comply with Sections 3(c), 3(d), 8(c), 9, 10, 11 or 12 hereof, the number of directors then constituting the Board of Directors shall be increased by two and the holders of a majority of the outstanding shares of Senior Preferred Stock, together with the holders of shares of every other series of preferred stock ranking prior to, or on parity with the Senior Preferred Stock and upon which like rights have been conferred and are exercisable (resulting from either the failure to pay dividends or the failure to redeem) (any such series is referred to as the “Preferred Shares”), voting as a single class regardless of series, shall be entitled to elect the two additional directors to serve on the Board of Directors at any annual meeting of stockholders or special meeting held in place thereof, or at a special meeting of the holders of the Senior Preferred Stock and the Preferred Shares called as hereinafter provided.  Whenever (i) the Corporation shall have fulfilled its Mandatory Redemption Obligation, (ii) the Corporation shall have fulfilled its obligation to provide notice as specified in Section 6(c) hereof, or (iii) the Corporation shall have complied with Sections 3(c), 3(d), 8(c), 9, 10, 11 or 12 hereof, as the case may be, then the right of the holders of the Senior Preferred Stock to elect such additional two directors shall cease (but subject always to the same provisions for the vesting of such voting rights in the case of any similar future (i) failure to fulfill any Mandatory Redemption Obligation, (ii) failure to fulfill the obligation to provide the notice required by Section 6(c) hereof within the time period specified in such section or (iii) failure to comply with Section 3(c), 3(d), 8(c), 9, 10, 11 or 12) and the terms of office of all persons elected as directors by the holders of the Senior Preferred Stock shall forthwith terminate and the number of the Board of Directors shall be reduced accordingly.  At any time after such voting power shall have been so vested in the holders of shares of Senior Preferred Stock and the Preferred Shares, the secretary of the Corporation may, and upon the written request of any holder of Senior Preferred Stock (addressed to the secretary at the principal office of the Corporation) shall, call a special meeting of the holders of the Senior Preferred Stock and of the Preferred Shares for the election of the two directors to be elected by them as herein provided, such call to be made by notice similar to that provided in the Bylaws of the Corporation for a special meeting of the stockholders or as required by law.  If any such special meeting required to be called as above provided shall not be called by the secretary within 20 days after receipt of any such request, then any holder of shares of Senior Preferred Stock may call such meeting, upon the notice above provided, and for that purpose shall have access to the stock books of the Corporation.  The directors elected at any such special meeting shall hold office until the next annual meeting of the stockholders or special meeting held in lieu thereof if such office shall not have previously terminated as above provided.  If any vacancy shall occur among the directors elected by the holders of the Senior Preferred Stock and the Preferred Shares, a successor shall be elected by the Board of Directors, upon the nomination of the then-remaining director elected by the holders of the Senior Preferred Stock and the Preferred Shares or the successor of such remaining director, to serve until the next annual meeting of the stockholders or special meeting held in place thereof if such office shall not have previously terminated as provided above.

(c)                                  Without the written consent of a majority of the outstanding shares of Senior Preferred Stock or the vote of holders of a majority of the outstanding shares of Senior Preferred Stock at a meeting of the holders of Senior Preferred Stock called for such purpose, the Corporation will not (i) amend, alter or repeal any provision of the Certificate of Incorporation (by merger or otherwise) so as to adversely affect the preferences, rights or powers of the Senior Preferred Stock; provided that any such action that decreases the dividend payable on, redemption prices for or the Liquidation Value of or changes the mandatory redemption date of the Senior Preferred Stock provided in Section 5(b) or 5(c) hereof shall require the affirmative vote of holders of each share of Senior Preferred Stock at a meeting of holders of Senior Preferred Stock called for such purpose or written consent of the holders of each share of Senior Preferred Stock; or (ii) create, authorize or issue any class of stock ranking prior to, or on a parity with, the Senior Preferred Stock with respect to dividends or upon liquidation, dissolution, winding up or otherwise, or increase the authorized number of shares of any such class or series, or reclassify any authorized stock of the Corporation into any such prior or parity shares or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such prior or parity shares, except that the Corporation may, without such approval, create, authorize and issue Parity Securities for the purpose of utilizing the proceeds from the issuance of such Parity Securities for the option or repurchase of all outstanding shares of Senior Preferred Stock in accordance with the terms hereof.

(d)                                 In exercising the voting rights set forth in this Section 8, each share of Senior Preferred Stock shall have one vote per share, except that when any other series of preferred stock shall have the right to vote with the Senior Preferred Stock as a single class on any matter, then the Senior Preferred Stock and such other series shall have with respect to such matters one vote per $100 of Liquidation Value or other liquidation preference.  Except as otherwise required by applicable law or as set forth herein, the shares of Senior Preferred Stock shall not have any relative, participating, optional or other special voting rights and powers and the consent of the holders thereof shall not be required for the taking of any corporate action.

9.                                         Incurrence of Indebtedness.  Without the written consent of a majority of the outstanding shares of Senior Preferred Stock or the vote of holders of a majority of the outstanding shares of Senior Preferred Stock at a meeting of the holders of Senior Preferred Stock called for such purpose, the Corporation will not, and will not permit any of its Restricted Subsidiaries (as defined in the Indenture) to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Indebtedness (as defined in the Indenture)), (b) the Corporation will not, and will not permit any of its Restricted Subsidiaries to, issue any shares of Disqualified Stock (as defined in the Indenture) and (c) the Corporation will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock, in each case other than Permitted Indebtedness (as defined in the Indenture).

For purposes of determining compliance with this Section 9, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (i) through (xiii) of the definition thereof in the Indenture, the Corporation shall, in its sole discretion, classify such item of Indebtedness in any manner that complies with such definition and such item of Indebtedness will be treated as having been incurred pursuant to only one of such clauses.  In addition, the Corporation may, at any time, change the classification of an item of Indebtedness (or any portion thereof) to any other clause; provided that the Corporation would be permitted to incur such item of Indebtedness (or such portion thereof) pursuant to such other clause at such time of reclassification.  Accrual of interest, accretion or amortization of original issue discount will not be deemed to be an incurrence of Indebtedness for purposes of this Section 9.

10.                                   Asset Sales.

(a)                                  Without the written consent of a majority of the outstanding shares of Senior Preferred Stock or the vote of holders of a majority of the outstanding shares of Senior Preferred Stock at a meeting of the holders of Senior Preferred Stock called for such purpose, the Corporation will not, and will not permit any of its Restricted Subsidiaries to, consummate any Asset Sale unless:

(i)                                     the Corporation or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value, evidenced by a resolution of the board of directors set forth in an officers’ certificate delivered to holders of the Senior Preferred Stock, of the assets or Equity Interests issued or sold or otherwise disposed of, and

(ii)                                  at least 75% of the consideration therefor received by the Corporation or such Restricted Subsidiary is in the form of cash or Cash Equivalents (as defined in the Indenture) or property or assets that are used or useful in a Permitted Business, or the capital stock of any person engaged in a Permitted Business if, as a result of the acquisition by the Corporation or any Restricted Subsidiary thereof, such Person becomes a Restricted Subsidiary.  The foregoing 75% requirement will not apply to any Asset Sale in which the cash or Cash Equivalents portion of the consideration received therefrom, determined in accordance with the next succeeding sentence, is equal to or greater than what the after-tax proceeds would have been had such Asset Sale complied with that 75% rule.  The following types of assets will be deemed cash in applying that 75% test:

(1)                                  any liabilities as shown on the Corporation’s most recent consolidated balance sheet that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Corporation or such Restricted Subsidiary of the Corporation from further liability;

(2)                                  any securities, notes or other obligations received by the Corporation or any such Restricted Subsidiary from such transferee that are contemporaneously converted by the Corporation or such Restricted Subsidiary into cash or cash equivalents, to the extent of the cash or cash equivalents received; and

(3)                                  any Designated Noncash Consideration received by the Corporation or any of its subsidiaries in such Asset Sale having an aggregate fair market value, taken together with all other Designated Noncash Consideration received pursuant to this clause (3) that is at that time outstanding, not to exceed 15% of Total Assets at the time of the receipt of such Designated Noncash Consideration, with the fair market value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value.

(b)         Definitions.  For purposes hereunder:

“Asset Sale” means:

(i)                          the sale, lease, conveyance, disposition or other transfer (a “disposition”) of any properties, assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole will be governed by Sections 5(b) and 11 and not by this Section 10;

(ii)                       the issuance, sale or transfer by the Corporation or any of its subsidiaries of Equity Interests of any of the Corporation’s Restricted Subsidiaries;

in either case, whether in a single transaction or a series of related transactions that either have a fair market value in excess of $5.0 million or are for net proceeds in excess of $5.0 million.

However, the following items shall not be deemed to be Asset Sales:

(i)                          dispositions in the ordinary course of business;

(ii)                       a disposition of assets by the Corporation to a subsidiary of the Corporation or by a subsidiary to the Corporation or to another subsidiary of the Corporation;

(iii)                    a disposition of Equity Interests by a subsidiary of the Corporation or to another subsidiary of the Corporation;

(iv)                   the sale and leaseback of any assets within 90 days of the acquisition thereof;

(v)                      foreclosures on assets;

(vi)                   any exchange of like property pursuant to Section 1031 of the Internal Revenue Code of 1986, for use in a Permitted Business;

(vii)                a Restricted Payment or Permitted Investment (as defined in the Indenture) permitted by the Indenture; and

(viii)                                                sales of accounts receivable, or participations therein, in connection with any receivables financing facility, pursuant to which the Corporation or any of its subsidiaries sells its accounts receivable to another subsidiary of the Corporation (a “Receivables Facility”).

“Designated Noncash Consideration” means the fair market value of non-cash consideration received by the Corporation or one of its subsidiaries in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an officers’ certificate delivered to the holders of Senior Preferred Stock, setting forth the basis of such valuation, executed by the principal executive officer and the principal financial officer of the Corporation, less the amount of cash or cash equivalents received in connection with a sale of such Designated Noncash Consideration.

“Permitted Business” means the avionics manufacturing industry and any business in which the Corporation and it subsidiaries are engaged on the date hereof or any business reasonably related, incidental or ancillary thereto.

“Total Assets” means the total consolidated assets of the Corporation and its subsidiaries, as shown on the most recent balance sheet, excluding the footnotes of the Corporation, prepared in accordance with generally accepted accounting principles, as in effect on December 22, 2003.

11.                                   Merger, Consolidation or Sale of Assets.  Without the written consent of a majority of the outstanding shares of Senior Preferred Stock or the vote of holders of a majority of the outstanding shares of Senior Preferred Stock at a meeting of the holders of Senior Preferred Stock called for such purpose, the Corporation may not consolidate or merge with or into (whether or not the Corporation is the surviving corporation), or sell, assign, lease, transfer, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another person unless:

(a)                                  the Corporation is the surviving corporation, or the other person formed by or surviving any such consolidation or merger (if other than the Corporation) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; and

(b)                                 the person formed by or surviving any such consolidation or merger (if other than the Corporation) or the person to which such sale, assignment, transfer, conveyance or other disposition shall have been made assumes all the obligations of the Corporation under the Senior Preferred Stock and the Registration Rights Agreement dated June 30, 2000 among the Corporation and the holders of Senior Preferred Stock party thereto, as the same may be amended from time to time; and

(c)                                  after giving effect to such transaction, the Corporation shall be in compliance with Section 5.01 of the Indenture.

12.                                   Transactions With Affiliates.  Without the written consent of a majority of the outstanding shares of Senior Preferred Stock or the vote of holders of a majority of the outstanding shares of Senior Preferred Stock at a meeting of the holders of Senior Preferred Stock called for such purpose, the Corporation will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Corporation (each, an “Affiliate Transaction”), unless:

(a)                                  such Affiliate Transaction is on terms that are no less favorable to the Corporation or such Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Corporation or such Restricted Subsidiary of the Corporation with an unrelated person; and

(b)                                 the Corporation delivers to the holders of Senior Preferred Stock, with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $7.5 million, either:

(i)                                     a resolution of the board of directors set forth in an officers’ certificate certifying that such Affiliate Transaction complies with clause (a) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the board of directors; or

(ii)                                  an opinion as to the fairness to the holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

Notwithstanding the foregoing, the following items shall not be deemed to be an Affiliate Transaction:

(a)                                  customary directors’ fees, indemnification or similar arrangements or any employment agreement or other compensation plan or arrangement entered into by the Corporation or any of its subsidiaries in the ordinary course of business, including ordinary course loans to employees not to exceed (i) $5.0 million outstanding in the aggregate at any time, and (ii) $2.0 million to any one employee and consistent with the past practice of the Corporation or such Restricted Subsidiary of the Corporation;

(b)                                 transactions between or among the Corporation and/or its subsidiaries;

(c)                                  payments of customary fees by the Corporation or any of its subsidiaries to DLJ Merchant Banking II, Inc. and its Affiliates made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which are approved by a majority of the board of directors in good faith;

(d)           any agreement as in effect on the date hereof or any amendment thereto which such amendment is not disadvantageous to the holders of the Senior Preferred Stock in any material respect, or any transaction contemplated thereby;

(e)           Restricted Payments and Permitted Investments permitted under the Indenture;

(f)            payments and transactions in connection with the Global Technology Investment (as defined in the Indenture), and the payment of fees and expenses with respect thereto; and

(g)           sales of accounts receivable, or participation therein, in connection with any Receivables Facility.

13.                                   Reports and Notices.

(a)           So long as any of the Senior Preferred Stock is outstanding, the Corporation will furnish the holders thereof with the quarterly and annual financial reports that the Corporation is required to file with the Securities and Exchange Commission pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 or, in the event the Corporation is not required to file such reports, reports containing the financial information as would be required in such reports.

(b)           The Corporation shall provide written notice, by first class mail, postage prepaid, to each holder of record of shares of Senior Preferred Stock at such holder’s address as the same appears on the stock register of the Corporation, promptly following its receipt of any written consent or vote of a majority of the outstanding shares of Senior Preferred Stock obtained pursuant to Section 8(c), 9, 10(a), 11 or 12.

14.                                   General Provisions.  (a) The term “Person” as used herein means any corporation, limited liability company, partnership, trust, organization, association, other entity or individual.

(b)           The term “outstanding”, when used with reference to shares of stock, shall mean issued shares, excluding shares held by the Corporation or a subsidiary of the Corporation.

(c)           The headings of the Sections, subsections, clauses and subclauses used herein are for convenience of reference only and shall not define, limit or affect any of the provisions hereof.

(d)           Each holder of Senior Preferred Stock, by acceptance thereof, acknowledges and agrees that payments of dividends, interest, premium and principal on, and exchange, redemption and repurchase of, such securities by the Corporation are subject to restrictions on the Corporation contained in certain credit and financing agreements; provided, however, that this provision will not apply with respect to indebtedness not outstanding on the Amendment Date.

IN WITNESS WHEREOF, DeCrane Aircraft Holdings, Inc. has caused this Certificate of Amendment to Certificate of Designations to be signed and attested by the undersigned this 23 day of July, 2004.

DECRANE AIRCRAFT HOLDINGS, INC.

By:	/S/ R. JACK DECRANE
Name:R. Jack DeCrane
Title:Chief Executive Officer

ATTEST:

By:	/S/ JAMES E. MANN
Name:James Mann
Title:Vice President